

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via E-mail
Michael J. McElroy
General Counsel
Home Loan Servicing Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

Re: Home Loan Servicing Solutions, Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 3, 2011
File No. 333-172411

Dear Mr. McElroy:

We have reviewed your amended registration statement and response letter dated November 3, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We continue to evaluate your responses to our accounting related comments in our letter dated October 7, 2011 (e.g., comment 16). We may have further comments.

2. We note your response to comment 3 of our letter dated October 7, 2011. Please revise your Management's Discussion to discuss the actual sales of mortgage servicing rights to Ocwen set forth in your response.

3. We note your response to prior comments 2 and 9 of our letter dated October 7, 2011. However, by removing the disclosure regarding the fairness opinion and valuation reports that the board will receive, it appears that you may be providing investors with a less than complete picture of how Home Loan Servicing will determine that the value of the servicing rights that you are purchasing from Ocwen is appropriate. This is particularly important given that Mr. Erbey, your founder and Chairman, is also the Chairman of

Ocwen and most of your executives are currently employed by Ocwen. Either revise your disclosure, or provide us with your analysis as to why this information does not represent material information that must be disclosed. Please refer to Securities Act Rule 408.

4. We note that you have not included the match funding facility assumption agreement with the facility operator in your list of exhibits. Please advise the Staff if you have entered into any agreements with the facility operator and either make corresponding revisions to your disclosure or provide your analysis supporting your conclusion that those agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

5. Please provide us with your analysis regarding any continuing legal obligations of Ocwen to the trusts in its capacity as the contractual servicer, both prior to the transfer of ownership of the mortgage servicing rights and after any subsequent transfer. Also, please clarify whether Ocwen would be in default under its original contracts with the trusts in the event that Ocwen was not paid its fees by Home Loan Servicing and then chose not to perform its servicing activities. Finally, please indicate whether Ocwen would be in default under the underlying servicing agreement, and whether such a default would constitute a cross default for any of Ocwen's other servicing agreements.

Prospectus Summary, page 1

6. Revise the summary to balance your discussion of the market opportunity and your competitive advantage with the fact that you will not have sufficient capital to acquire a significant amount of additional mortgage servicing rights. This should be clear for each instance where you discuss potential purchases of servicing rights from various sources. Also, clarify that any additional sale of securities will dilute the ownership of shareholders who purchase in this offering.

Risk Factors

7. We note your disclosure on page 104 that you have relied on a limited exception to the independence requirements set forth in the rules of The NASDAQ Stock Market in appointing Mr. Erbey as a member of the Nominating and Corporate Governance Committee. Please add a discussion in risk factors that addresses the risks associated with appointing a director who is not an independent director to this committee.

We could have conflicts of interest with Ocwen…, page 29

8. Please revise this section to discuss Mr. Erbey's continued role on the board of directors of Ocwen. Please confirm that none of the other directors or officers will have a continued relationship with Ocwen following the transaction, or revise your disclosure accordingly. Also, please address any financial interests of your officers in the transaction, including any payments that they will receive upon leaving Ocwen and joining Home Loan Servicing Solutions. In addition, revise your disclosure to clarify that

the valuation of the MSRs is a matter that could give rise to conflicts between you and Ocwen.

Management's Discussion and Analysis of Financial Condition, page 50

9. If available, provide us with an analysis of the cash flows and direct interest expense paid under the match funding facility, from the pool of mortgage servicing rights that you will receive from Ocwen, over the preceding three and twelve month period. Please also indicate the amount that you would have paid to Ocwen for services under the servicer agreement for the same period.

Liquidity and Capital Resources, page 70

10. You indicated in discussions with the Staff that one of the business purposes for creating Home Loan Servicing Solutions was to transfer the responsibility for carrying the mortgage servicing rights, and the related funding requirements, from Ocwen to the new company. Please revise this section to discuss, in greater detail, the financing needs of the new business. Also, revise your disclosure to discuss management's view regarding the availability of additional match funding facilities, or your ability to replace the current facility if the lender were to terminate or reduce the size of the facility.

11. Revise this section to discuss the size of the current unused borrowing capacity, assuming you are able to assume the entire facility from Ocwen.

Enforceability of Civil Liabilities, page 131

12. We note your disclosure on page 131. Please provide us with a specific and detailed discussion of why management decided to incorporate in the Cayman Islands as opposed to the United States.

Exhibits

13. We note that you have filed a number of draft agreements that will be executed prior to the closing of the transaction. Please file the finalized agreements, in their entirety. Please include all schedules, exhibits and attachments, once they are executed.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Phillip J. Niehoff, Esq.
        Mayer Brown LLP